SEC 05039218 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 MADISON AVENUE, 3RD FLOOR
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DISIENA, DOMENIC G.
(Name – *if individual, state last, first, middle name*)

11 PENN PLAZA, 5TH FLOOR	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas M. Goods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHAEL A. BROWNSTEIN
Notary Public - State of New York
NO. 02BR5041023
Qualified In New York County
Commission Expires 3/27/2007

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DiSiena & DiSiena
CERTIFIED PUBLIC ACCOUNTANTS

11 PENN PLAZA
NEW YORK, NY 10001
TEL. (212) 946-4949
FAX. (212) 946-4940
DiSiena@worldnet.att.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
MTG LLC

We have audited the accompanying statement of financial condition of MTG LLC as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of MTG LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTG LLC at December, 31, 2004, and the results of its operations and cash flows for the year ended December, 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena & DiSiena, CPA's

New York, New York
January 20, 2005

MTG LLC
(INCLUDES THE FORMER PARK HILL CAPITAL, INC. WHICH WAS MERGED ON 10/29/04 INTO MTG LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash	$ 103,231
TOTAL CURRENT ASSETS:	103,231
OTHER CURRNET ASSETS:	
Receivable from broker-dealers (Note 2a)	14,932
TOTAL OTHER CURRENT ASSETS:	14,932
TOTAL ASSETS:	$ 118,163

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commission expense (Note 2b)	3,684
Accrued expenses	26,649
TOTAL LIABILITIES:	30,333
STOCKHOLDER'S EQUITY:	
Common Stock, no par value	
20,000 shares authorized	
1,000 shares outstanding	10,000
Additional paid in capital	69,234
Retained Earnings	(18,004)
Net Profit (Loss)	26,600
TOTAL STOCKHOLDER'S EQUITY:	87,830
TOTAL LIABILITIES AND FUND BALANCE:	$ 118,163

The accompanying notes are an integral part of these financial statements.

MTG LLC
(INCLUDES THE FORMER PARK HILL CAPITAL, INC. WHICH WAS MERGED ON 10/29/04 INTO MTG LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

MTG LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of referral transactions. The Company does not have a clearing arrangement and deals strictly with institutional and high net worth investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On August 9, 2004, Park Hill Capital, Inc., a Connecticut corporation agreed to merge with and into MTG LLC, by written consent in accordance with the laws of the State of New York on October 29, 2004 and the separate existence of Park Hill Capital, Inc. ceased. The merger was consummated for the purpose of reorganizing Park Hill Capital, Inc. in New York as a limited liability company. The financial statements include the accounts of the Company and Park Hill Capital, Inc.

a. **Commission Income**. The Company refers investors to other broker-dealers who pay commissions based on the volume of securities transactions. Commission income is recorded based on contractual rates. Commission income is received monthly, but recognized as securities transactions occur.
b. **Commission Expenses**. Commission expenses are recorded as securities transactions occur.
c. Use **of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.
d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.
e. **Income Taxes.** In 2004, the Company and Park Hill Capital, Inc. filed their tax returns separately. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. For the year ended December 31, 2004, provision was made for the minimum State Corporation Tax of $300 for Park Hill Capital, Inc. and $500 for MTG LLC.

3. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $5,000. At December 31, 2004, the Company had net capital of $87,435 which is $82,435 in excess of the minimum Net Capital requirement.

4. RELATED PARTY TRANSACTIONS

The Company is currently provided its office space and utilities by the stockholder. The Company is not charged for or obligated to pay any rent to the stockholder. The stockholder of the Company has agreed to continue the financial support of the Company, provide for the working capital needs of the Company, and ensure the Company's continuing compliance with its minimum Net Capital requirement under SEC Rule 15c3-1, by making capital contributions to the Company as required.